EXHIBIT 21.1

SUBSIDIARIES OF MOBILEIRON, INC.

The following is a list of MobileIron, Inc.’s subsidiaries including their jurisdiction of incorporation as of December 31, 2016:

Subsidiaries	Jurisdiction of Incorporation
MobileIron International, Inc.	Delaware, U.S.A.
MobileIron India Software Private Limited	India